

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 3, 2017

William Rosellini
Chief Executive Officer
Nexeon MedSystems Inc
1708 Jaggie Fox Way
Lexington, Kentucky

> **Re: Nexeon MedSystems Inc**
> **Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **File No. 333-217535**

Dear Mr. Rosellini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Harvey Kesner, Esq.
        Sichenzia Ross Ference Kesner LLP